Exhibit 99(13)(b)

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE

Investor Risk Profile Questionnaire
Time Horizon
1.	Given your current financial plans, when do you first expect to receive distributions from this contract?

I expect to receive distributions:
A)	Less than 2 years

B)	2 — 4 years

C)	5 — 7 years

D)	8 — 10 years

E)	More than 10 years
2.	Once you receive your first distribution from this contract, over how many years do you expect distributions to continue?

I expect distributions to continue for:
A)	One lump sum

B)	1 — 4 years

C)	5 — 7 years

D)	8 — 10 years

E)	More than 10 years
Risk Tolerance
3.	Investing involves a trade-off between risk and returns. Historically, investments with higher returns are generally associated with greater risk and chance for loss. As one would expect, conservative investments that have lower risk and lower chance for loss normally offer lower returns.
Based on the above generalized description of investments, which of the following statements best describes your attitude to risk?
A)	I am most concerned with risk. I am willing to accept the lower returns in order to limit my chance of loss.

B)	I am willing to bear some volatility (risk) and chance for loss in an effort to achieve higher returns, but prefer the majority of my investments to be invested in relatively conservative assets.

C)	I am willing to accept moderate volatility in the value of my investments in order to achieve moderate returns. Minimizing risk and maximizing returns are of equal importance to me.

D)	I wish to achieve moderately high returns on my investments. I am willing to accept large volatility and chance of loss.

E)	I am primarily concerned with maximizing the returns of my investments. I am willing to accept significant fluctuations in the value of my investments and substantial chance of loss.

4.	Traditionally, stock markets have experienced large price swings and extended price drops. At the onset of a market downturn, however, it is difficult to tell how long the downturn will last. An investor’s ability to “stay the course” in the face of a market downturn is a large factor in investor risk tolerance. Suppose you are invested in an equity fund that has lost 20 percent of its value over the last year. Similar equity funds lost the same. Which of the following decisions would you be most likely to make?
A)	SELLING all of my shares, in search of a lower risk investment.

B)	SELLING SOME, but not all, of my shares and putting the proceeds into a lower risk investment.

C)	Doing nothing and HOLDING on to my shares with the expectation that the equity fund will recoup its losses and experience future gains.

D)	PURCHASING more shares (since the shares now cost less) with the expectation of future gains.
5.	The future performance of a typical investment is not guaranteed. Investors must therefore consider the possible range of return (best and worst case scenarios) and the most likely return (the average). The table below displays the best, worst, and average possible returns for three hypothetical investments over a three-year holding period. Which portfolio would you feel most comfortable holding?

	Best Case	Average Return	Worst Case
Portfolio A	11%	6%	-2%
Portfolio B	20%	8%	-7%
Portfolio C	28%	10%	-11%
A)	Portfolio A with a possible return between 11% and -2% after 3 years.

B)	Portfolio B with a possible return between 20% and -7% after 3 years.

C)	Portfolio C with a possible return between 28% and -11% after 3 years.
6.	Inflation is the general increase in prices over time. This increase in prices acts to reduce the real returns generated by your investment portfolio. For example, assume your portfolio had a return of 7 percent last year while the inflation rate was 3 percent. The actual gain would be 4 percent (the real return). To build wealth, the return on investments must exceed inflation over time.

Which of the following statements best describes your feelings about investment volatility with respect to inflation, keeping in mind that higher returns are associated with higher levels of risk?
A)	I am satisfied with maintaining the purchasing power of my investments (achieving returns that keep pace or slightly exceed the inflation rate) in an effort to minimize risk.

B)	I am willing to accept moderate risk in an effort to achieve returns that moderately exceed the inflation rate.

C)	I am willing to accept significant risk in an effort to achieve returns that significantly exceed the inflation rate.

D)	Achieving high returns that substantially exceed the inflation rate is most important to me, regardless of the risk involved with such investments.

7.	The graph below illustrates the gains and losses associated with a hypothetical $100,000 investment at the end of one year. The portfolio’s return will most likely fall somewhere within the minimum and maximum range of values. Which portfolio are you most comfortable holding in any given year keeping in mind that all values are possible?
A)	Portfolio A with a possible gain of $16,100 and a possible loss of $7,200.

B)	Portfolio B with a possible gain of $22,900 and a possible loss of $11,200.

C)	Portfolio C with a possible gain of $29,300 and a possible loss of $16,000.

D)	Portfolio D with a possible gain of $35,900 and a possible loss of $20,100.

E)	Portfolio E with a possible gain of $42,800 and a possible loss of $24,200.
8.	Investments are differentiated by their risk and return characteristics. Some investments offer potentially high returns, but with a higher chance for loss, while other investments offer relatively modest returns, but with a lower chance for loss. The risk and return characteristics of investments such as undeveloped global equities can vary dramatically relative to those investments that focus solely on developed markets. Legal and political risks are largely eliminated when dealing with developed markets, but may play a huge role in the return and risk of investments in global equities. With which of the following statements do you agree most?
A)	Investments whose risk and return characteristics can vary significantly are not attractive to me. I prefer to limit my risk to investments that offer modest returns, are relatively stable and with which I am familiar.

B)	I would like to include investments that offer potentially high returns, knowing that they result in increased risk, but maintain the majority of my investments to those with which I am familiar.

C)	I am comfortable with the types of risk associated with volatile investments and am willing to take on the additional risks that these investments may offer to the extent that they are suitable in an asset allocation strategy.
9.	How would you respond to the following statement?

Protecting my portfolio from loss is more important to me than achieving high returns.

Selecting Your Model
To select one of the five models, work with your registered representative to complete this brief questionnaire.
Your answers will help determine your investment goals and risk tolerance and the asset allocation model that most closely correlates to them.
By purchasing a variable product, you’ve taken a first step toward investing for your retirement. The next step is to determine an appropriate asset allocation strategy – one that mirrors your risk tolerance and financial goals. Proper asset allocation may help encourage potential long-term growth and may help diffuse volatility and enhance your portfolio performance. The asset allocation models discussed here are only examples of the types of investment options you may want to consider. The final decision is yours.
With the help of Wilshire Associates*, one of the most widely quoted, well-respected investment services firms in the country, we are able to provide another value-added feature to our products – multiple asset allocation models for differentiated allocation mixes. Beginning at the asset level, Wilshire chooses portfolios appropriate to implementing a target model. They evaluate the performance of the portfolio managers and make asset allocations based on style drift, manager performance and variable asset class performance.
How do you establish an asset allocation strategy to help you maintain disciplined investing with minimal downside risk?
Your registered representative will assist you in completing the questionnaire. Based on your risk tolerance and time horizon, you can choose from five different models designed specifically for National Security products.
Each model is designed to allow for the best possible performance using accurate and complete market data, proven methodology and qualitative experience for different investor objectives.
We’ll Do the Work for You
Keeping the right balance in your portfolio can be time-consuming. When you choose one of the predetermined models and appoint Ohio National Investments, Inc. as your limited purpose investment advisor, your portfolio will be rebalanced quarterly to help ensure its original mix and class weightings. Let us take some of the work – and worry – out of keeping your model in check.
By choosing one of the specified models, you can take advantage of the opportunity to participate in portfolios that are constructed and managed with the goal of pursuing consistent returns over time.
With our Asset Allocation Models, your contract values are automatically switched to the most recently updated asset allocation models. We anticipate that Wilshire will assist in reviewing and refreshing the Models periodically (most likely on an annual basis).
About Wilshire
Wilshire Associates Incorporated was founded in 1972, as an investment technology firm It has since evolved into a leading global investment management, investment consulting and investment technology firm providing its clients with customized investment products, consulting services, and investment analytics. The primary strength of Wilshire throughout its history has been its consistent ability to offer innovation and forward-thinking ideas to the investment marketplace. This same approach is evident today, as Wilshire continues to create products that broaden investors’ opportunities and improve their ability to understand and manage risk. Today, Wilshire provides services to approximately 600 organizations in more than 20 countries representing assets exceeding $12.5 trillion.

Issued by:
National Security Life and Annuity Company
100 Court Street
Binghamton, NY 13901
www.nslac.com
Administrative Office:
Post Office Box 5363
Cincinnati, OH 45201
877.446.6060
Distributed by:
Ohio National Equities, Inc.
Member FINRA/SIPC
One Financial Way
Cincinnati, OH 45242
513.794.6100
Form 7210-NSLAC 3-08
SBA080439
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit www.nslac.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals may also be subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals may reduce the death benefit, cash surrender value and any living benefit amount. Any benefits due on the annuity are backed by the claims-paying ability of the issuing insurance company. Such benefits are subject to the financial condition of the issuing insurance company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investment vehicles designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value. The product offerings of National Security Life and Annuity Company are available for sale only in the state of NY.
There is no additional tax-deferral benefit for contracts purchased in an Individual Retirement Account (IRA) or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if you value some of the other features of the annuity and are willing to incur any additional costs associated with the annuity.
NScore Premier is issued as Forms NS-02-VA-07.2 and NS-02-VA-07.2U in New York.
NScore Value is issued as Forms NS-02-VA-07.3 and NS-02-VA-07.3U in New York.
NScore Xtra is issued as Forms NS-02-VA-07.5 and NS-02-VA-07.5U in New York.
NScore Lite is issued as Forms NS-02-VA-07.1 and NS-02-VA-07.1U in New York.

*	Used with permission. © 2007 Wilshire Associates Incorporated
Wilshire uses mathematical and statistical investment processes to allocate assets, construct portfolios and funds in ways that seek to outperform their specific benchmarks. Past performance does not guarantee future return, and processes used may not achieve the desired results.
Wilshire is not acting as an investment adviser with respect to the use of the Investor Risk Profile Questionnaire and Scoring System, and the information contained therein is not intended to be legal, accounting, tax, investment or other professional advice.

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE